Exhibit 99.1

Copa Holdings Announces Monthly Traffic Statistics For December 2015

PANAMA CITY, Jan. 13, 2016 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for December 2015:

Operating Data	December	December	% Change	YTD	YTD	% Change
	2015	2014	(YOY)	2015	2014	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,934.1	1,879.7	2.9%	21,672.1	20,755.5	4.4%
RPM (mm) (2)	1,468.8	1,428.8	2.8%	16,305.9	15,912.2	2.5%
Load Factor (3)	75.9%	76.0%	-0.1p.p.	75.2%	76.7%	-1.4p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of December 2015, Copa Holdings' system-wide passenger traffic (RPM) increased 2.8% year over year, while capacity increased 2.9%. As a result, system load factor for December 2015 was 75.9%, a 0.1 percentage point decrease when compared to December 2014.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 73 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 77 Boeing 737NG aircraft and 24 EMBRAER-190s. For more information visit www.copa.com.

CPA-G

CONTACT:	Rafael Arias – Panamá
Director-Investor Relations
(507) 304-2431